

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Via Facsimile
Dr. Stewart Jackson
President and Chief Executive Officer
Denarii Resources Inc.
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re: Denarii Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 11, 2011**
> **File No. 000-53389**

Dear Dr. Jackson:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1. Please amend your filing to include an audit report that complies with the requirements of Rule 2-02 of Regulation S-X and addresses all financial statement periods presented, including the period from inception (March 23, 2006) through December 31, 2010. Please also ensure your amendment is currently dated and includes an updated consent from your independent auditor.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

/s/ Mark C. Shannon

Mark C. Shannon
Branch Chief